EXHIBIT 99.1

130 Adelaide St. W., Suite 1901, Toronto, ON M5H 3P5 Tel: (416) 364-4938 Fax: (416) 364-5162 office@avalonraremetals.com www.avalonraremetals.com

NEWS RELEASE

April 12, 2012	No. 12-02

Avalon Announces Results of Prefeasibility Study for a
Separation Plant in the Southern United States, Land
Option Agreements and Feasibility Study Budget Update

Toronto, ON -- Avalon Rare Metals Inc. (TSX and NYSE Amex: AVL) (“Avalon” or the “Company”) is pleased to announce the results of a prefeasibility study for a rare earth elements separation plant to be located in the southern United States. The separation plant prefeasibility study was prepared by independent consultants SNC-Lavalin Inc. (“SNC-Lavalin”). The study was based on a site in Louisiana close to transportation infrastructure. The Company is actively pursuing land acquisition opportunities in the Gulf Coast region with two potential sites in the negotiation stage and others under consideration.

Don Bubar, Avalon’s President and CEO commented, “The Gulf Coast region of the United States is an attractive potential location for our separation plant due to low-cost, bulk transportation alternatives, and proximity both to suppliers of the chemical reagents required for the separation process and to potential customers for the Company’s rare earth products.” Avalon is proceeding with due diligence investigations and negotiations with local landowners to determine the suitability of each property for the Company’s needs. In addition, the Company continues to review potential alternative locations for the separation plant both in the U.S. and in Canada.

SEPARATION PLANT COST ESTIMATES
The separation plant prefeasibility study assumes that the plant will be located near sources of electrical power, natural gas, water, and in close proximity to third party chemical producers. Rail spurs connected to existing rail lines will accommodate shipment of concentrate feed stock and shipment of marketable product from the separation plant.

SNC-Lavalin estimated capital and operating costs for a separation plant with a capacity of 10,000 tonnes per annum. The cost estimates are based on fourth quarter 2011 price quotations and have an intended overall accuracy of ±25%. The estimated capital cost for the separation plant is US$302 million, which includes a complete separation plant facility; infrastructure, utilities and ancillary services; indirect costs; and contingency. The largest capital expense is the solvent extraction circuit consisting of over 1,000 mixer-settlers, and makes up 33% of the total capital cost at US$101 million.  SNC-Lavalin provided the cost estimates in United States Dollars at an exchange rate of US$1.00 = CAN$0.96.

The estimated operating cost is US$5,634 per tonne of rare earth oxide product, which includes labour, operating supplies, supplies and reagents, and maintenance costs. Reagent costs, with hydrochloric acid and sodium hydroxide being the two largest contributors, make up 70% of the total operating costs at US$3,934 per tonne of rare earth oxide product.

The separation plant is designed to treat chemical concentrates containing a blend of light and heavy rare earth elements originating from the Company’s Nechalacho rare earth elements deposit, Thor Lake, NWT, Canada. These chemical concentrates will be produced from two hydrometallurgical facilities: a sulphuric acid bake plant planned for the Northwest Territories and a second cracking plant which is presently contemplated to be co-located with the separation plant, as it also requires hydrochloric acid and caustic soda.  The separation plant is designed to produce ten different pure rare earth oxides and one pure mixed heavy rare earth carbonate for sale. The overall plant recovery is estimated at 98%. The following is the expected production rate for each rare earth oxide:

Rare Earth Oxides Production	Production Tonnes Per Annum (10,000 tpa)	Percentage (%) of Product
Lanthanum (La) Oxide	1,583	15.83
Cerium (Ce) Carbonate2	3,572	35.72
Praseodymium (Pr) Oxide	451	4.51
Neodymium (Nd) Oxide	1,783	17.83
Samarium (Sm) Oxide	391	3.91
Europium (Eu) Oxide	49	0.49
Gadolinium (Gd) Oxide	371	3.71
Terbium (Tb) Oxide	54	0.54
Dysprosium (Dy) Oxide	271	2.71
Yttrium (Y) Oxide	1,169	11.69
Holmium (Ho) Carbonate2	48	0.48
Erbium (Er) Oxide	126	1.26
Thulium / Ytterbium / Lutetium (Tm/Yb/Lu) Carbonate2	132	1.32
Total	10,000	100
2 Equivalent rare earth oxide

FEASIBILTY STUDY BUDGET UPDATE
The separation plant design will now be incorporated into the development model for the Nechalacho project feasibility study, also being completed by SNC-Lavalin, and scheduled for completion by the end of 2012. The Company has increased its budget to complete the feasibility study, to reflect the expanded scope of work by including the separation plant in the development plan as well as an expansion of the pilot plant work and definition drilling programs. The increase in drilling is necessary to better define the geometry of the deposit as recent results demonstrate some subtle but significant irregularities in the shape of the deposit that require further detailing before the mine plan for the feasibility study can be finalized.

The Company now expects that the total cost of the feasibility study will be approximately $64 million, an increase of $18 million over the Company’s previous budget estimate of $46 million. Of this total approximately $30 million has been spent to date and $34 million remains to be spent over the next eight to ten months.  With $50 million in cash resources, the Company has sufficient funding available to complete the feasibility study and cover its overhead expenses, but will need to raise additional capital in order to begin funding pre-production development expenditures such as deposits for long lead time equipment items needed in the processing plant.

On July 7, 2011, Avalon announced updated economics on the Nechalacho prefeasibility study including a project capital cost estimate of CAN$902 million prepared by Roscoe Postle Associates (“RPA”). RPA’s capital cost estimate included all aspects of project development, including mining, mineral concentration, and hydrometallurgical processing, but did not include costs for a separation plant. Including the separation plant in the development model brings the total estimated capital expenditures for the Nechalacho project to approximately $1.2 billion, as previously forecast. For more information on the Nechalacho prefeasibility study, please refer to the news release:
http://www.thepressreleasewire.com/client/avalon_rare_metals/release.jsp?actionFor=1469164.

The qualified person for the purpose of this news release is Donald Bubar, P.Geo. (Ont), President.

About Avalon Rare Metals Inc. (TSX and NYSE Amex: AVL)
Avalon Rare Metals Inc. is a mineral development company focused on rare metals deposits in Canada. Its flagship project, the 100%-owned Nechalacho Deposit, Thor Lake, NWT, is emerging as one of the largest undeveloped rare earth elements resources in the world. Its exceptional enrichment in the more valuable 'heavy' rare earth elements, which are key to enabling advances in green energy technology and other growing high-tech applications, is one of the few potential sources of these critical elements outside of China, currently the source of 95% of world supply. Avalon is well funded, has no debt and its work programs are progressing steadily. Social responsibility and environmental stewardship are corporate cornerstones.

Shares Outstanding: 103,186,986. Cash resources: approximately $50 million.

To find out more about Avalon Rare Metals Inc., please visit our website at www.avalonraremetals.com.  For questions and feedback, please e-mail the Company at ir@avalonraremetals.com or phone Don Bubar, President at 416-364-4938.

This news release contains “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities legislation.  Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as “plans”, “expects” or “does not expect”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates” or “does not anticipate”, or “believes”, or variations of such words and phrases or state that certain actions, events or results “may”, “could”, “would”, “might” or “will be taken”, “occur” or “be achieved”.  Forward-looking statements contained herein include, without limitation, the possibility that the Company’s cracking and separation plant facilities may be constructed on land under option in Louisiana and Alabama; the expected production rates and recovery rates for rare earth oxides from the Nechalacho deposit, the anticipated capital and operating costs for the separation plant facility, the expected timing for the completion of the Nechalacho feasibility study and the anticipated fiscal 2012 expenditures on the feasibility study.  Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Avalon to be materially different from those expressed or implied by such forward-looking statements.  Forward-looking statements are based on assumptions management believes to be reasonable at the time such statements are made.  Although Avalon has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended.  Factors that may cause actual results to differ materially from expected results described in forward-looking statements include, but are not limited to: Avalon’s ability to secure sufficient capital to implement its business plans, the optioned land being determined as unsuitable for the construction of the separation plant; Avalon’s ability to complete its construction plans and reach full planned production rates for its end products; uncertainties associated with Avalon’s reserve estimates and non-reserve deposit information; uncertainties regarding global supply and demand for rare earth materials; the results and estimates set out in the separation plant prefeasibility study proving to be inaccurate; environmental laws, regulations and permits affecting Avalon’s business, directly and indirectly, including, among others, those relating to mine reclamation and restoration, climate change, emissions to the air and water and human exposure to hazardous substances used, released or disposed of by Avalon; and uncertainties associated with unanticipated geological conditions related to mining. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements.  Such forward-looking statements have been provided for the purpose of assisting investors in understanding the Company’s plans may not be appropriate for other purposes.  Accordingly, readers should not place undue reliance on forward-looking statements.  Avalon does not undertake to update any forward-looking statements that are contained herein, except in accordance with applicable securities laws.